UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CytoMed Therapeutics Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

Y1R80M106

(CUSIP Number)

Choo Chee Kong

c/o 1 Commonwealth Lane #08-22

Singapore 149544

+65 6250 7738

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Names of Reporting Persons Choo Chee Kong
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO/PF (1) (2) (3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Republic of Singapore

Number of	(7)	Sole voting power 3,157,497 (1) (2) (3)
shares beneficially owned by	(8)	Shared voting power
each reporting person	(9)	Sole dispositive power 3,157,497 (1) (2) (3)
with:	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 3,157,497 (1) (2) (3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 28.86% (1) (2) (3)
(14)	Type of reporting person (see instructions) IN

(1) Consists of 2,559,482 Ordinary Shares held by Glorious Finance Limited (“Glorious Finance”). Mr. Choo Chee Kong owns 55.0% of shares in Glorious Finance. Mr. CHOO Chee Kong is deemed to beneficially own 55.0% of the 4,653,604 Ordinary Shares held by Glorious Finance. Mr. Choo Chee Kong disclaims beneficial ownership of the remaining shares held by Glorious Finance to the extent that he does not have an economic interest therein. The aforementioned Ordinary Shares were issued in exchange for capital contributions to the Issuer.

(2) Consists of 410,515 Ordinary Shares held by EP Capital Inc. (“EP Capital”). Mr. Choo Chee Kong is deemed to beneficially own the 410,515 Ordinary Shares held by EP Capital. The aforementioned Ordinary Shares were contributed to EP Capital by Glorious Finance, Wang Shu and Zeng Jieming, each a founding shareholder of the Issuer and each of whom acquired their respective Ordinary Shares in exchange for capital contributions to the Issuer.

(3) Consists of 187,500 Ordinary Shares held directly by Mr. CHOO Chee Kong. The aforementioned Ordinary Shares were acquired by Mr. Choo Chee Kong with personal funds.

CUSIP No. Y1R80M106	SCHEDULE 13D	Page 3 of 6

(1)	Names of Reporting Persons Glorious Finance Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO (1)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization British Virgin Islands

Number of	(7)	Sole voting power 4,653,604
shares beneficially owned by	(8)	Shared voting power
each reporting person	(9)	Sole dispositive power 4,653,604
with:	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 4,653,604
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 42.54%
(14)	Type of reporting person (see instructions) CO

(1) The Ordinary Shares were issued in exchange for a total of $3,956,930.00 in capital contributions to the Issuer.

CUSIP No. Y1R80M106	SCHEDULE 13D	Page 4 of 6

Item 1. Security and Issuer.

This Schedule 13D is filed (this “Schedule 13D”) by the Reporting Persons (as identified above and defined below) with respect to the ordinary shares no par value (“Shares”) of CytoMed Therapeutics Limited, a Singapore company, with its principal executive offices located at 1 Commonwealth Lane #08-22, Singapore 149544.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Choo Chee Kong (“Choo Chee Kong”) and

Glorious Finance Ltd. (“Glorious Finance”).

(b) Choo Chee Kong’s business address is c/o CytoMed Therapeutics Limited, 1 Commonwealth Lane #08-22, Singapore 149544. Glorious Finance’s business address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110 British Virgin Islands.

(c) The Choo Chee Kong is a director and chairman of the Issuer. Glorious Finance’s principal business is investing in securities of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Choo Chee Kong is a citizen of the Republic of Singapore. Glorious Finance is a company incorporated in the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

Choo Chee Kong has acquired all of the Shares beneficially owned by him (1) in exchange for capital contributions to the Issuer or (2) through public purchases on the open market with his personal funds. Glorious Finance has acquired all of the Shares beneficially owned by it in exchange for capital contributions to the Issuer.

Item 4. Purpose of Transaction.

Choo Chee Kong has acquired all of the Shares beneficially owned by him (1) in exchange for capital contributions to the Issuer or or (2) through public purchases on the open market with his personal funds for investment purposes. The Reporting Person serves as Chairman of the Issuer and is a member of the board of directors of the Issuer and, as a result, may be asked to vote on or discuss matters related to items (a) through (j) of this Item 4 of Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

Glorious Finance has acquired all of the Shares beneficially owned by it in exchange for capital contributions to the Issuer. Glorious Finance’s principal business is investing in securities of the Issuer and it holds its Shares for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) Incorporated by reference to Items 11 and 13 of the Cover Page.

(b) Incorporated by reference to Items 7-10 of the Cover Page.

(c) On April 14, 2023, Choo Chee Kong purchased 187,500 Shares in the open market at $4.00 per share. Other than as disclosed above, the Reporting Persons have not effected any transactions of the Issuer’s Ordinary shares during the 60 days preceding the date of this Schedule 13D.

(d) None

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Agreement – Pursuant to the terms of a Lock-Up Agreement dated April 13, 2023 (the “Lock-Up Agreement”), a copy of the form of which is attached to this Schedule 13D as Exhibit 2 and incorporated herein by reference, each Reporting Person has agreed, subject to certain exceptions, not to offer, pledge, sell, or dispose of, directly or indirectly, any of the Issuer’s Ordinary Shares or securities convertible into or exchangeable or exercisable for any of the Issuer’s Ordinary Shares during the 12-month period following the date of the Underwriting Agreement, dated April 13, 2023, by and between the Issuer and The Benchmark Company, LLC, as representative of the several underwriters.

CUSIP No. Y1R80M106	SCHEDULE 13D	Page 5 of 6

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description
1.	Joint Filing Agreement.
2.	Form of Lock-Up Agreement.

CUSIP No. Y1R80M106	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	April 21, 2023	CHOO CHEE KONG

/s/ Choo Chee Kong

GLORIOUS FINANCE LIMITED

		By:	/s/ Choo Chee Kong
		Name:	Choo Chee Kong
		Title:	Director and Shareholder